File No. 812-_______

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________________

In the Matter of
the Application of

EARNEST Partners LLC
___________________________________________
APPLICATION FOR AN ORDER PURSUANT TO
SECTIONS 6(c) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED,
THAT WOULD GRANT AN EXEMPTION
FROM SECTION 17(a)(1) and (2) OF THAT
ACT, AND PURSUANT TO SECTION 17(d)
OF THAT ACT AND RULE 17d-1 UNDER
THAT ACT, SOLELY TO THE EXTENT
NECESSARY TO PERMIT CERTAIN JOINT
TRANSACTIONS
___________________________________________

December 19, 2013
___________________________________________

This document contains 39 pages, including exhibits

Please direct all communications regarding this Application to:	Copy to:

Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue, Suite 3800 Milwaukee, WI 53207 (414) 297-5596	James M. Wilson EARNEST Partners LLC 1180 Peachtree Street, Suite 2300 Atlanta, GA 30309 (404) 879-4449

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 24549

In the Matter of EARNEST Partners LLC File No. 812-_______

APPLICATION FOR AN ORDER
PURSUANT TO SECTIONS 6(c) AND
17(b) OF THE INVESTMENT COMPANY
ACT OF 1940, AS AMENDED, THAT
WOULD GRANT AN EXEMPTION FROM
SECTION 17(a)(1) and (2) OF THAT ACT,
AND PURSUANT TO SECTION 17(d) OF
THAT ACT AND RULE 17d-1 UNDER
THAT ACT, SOLELY TO THE EXTENT
NECESSARY TO PERMIT CERTAIN
JOINT TRANSACTIONS

EARNEST Partners LLC, a Delaware limited liability company (“EARNEST Partners”) hereby submits this application (the “Application”) requesting an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, solely to the extent necessary to permit certain joint transactions with respect to series of existing or future registered open-end management investment companies or series thereof for which EARNEST Partners, or any person controlling, controlled by, or under common control with EARNEST Partners, or its or their successors (an “Affiliate”1), acts as investment adviser or sub-adviser (any existing or future registered open-end management investment company or series thereof that may rely on the

1  For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

requested relief in the future2 are referred to in this Application as the “Funds” or individually as a “Fund”).3 EARNEST Partners is sometimes referred to as the “Applicant” in this Application.

As described in this Application, the Funds desire to purchase and redeem units of participation (“Units”) of Earnest Partners China Fund a separate series of the Earnest Series Investment Trust, a private investment vehicle organized under the laws of New Hampshire and relying on the exemptions from registration under the 1940 Act provided by Section 3(c)(7) thereof (the “A Share Fund”). EARNEST Partners serves as the investment manager of the A Share Fund. Each Fund, and other accounts managed by EARNEST Partners, may invest in Units of the A Share Fund, and Units in the A Share Fund are expected to be held by more than one Fund or other account managed by EARNEST Partners. As described in this Application, the A Share Fund will be the vehicle for investing in China A Shares, allowing the Funds to obtain exposure to A Shares and thereby a greater variety and number of Chinese companies than they otherwise could obtain.

Applicant requests the Order to permit: (i) the Funds to purchase Units of the A Share Fund, (ii) the A Share Fund to sell its Units to the Funds which, in each case, may not be permitted by Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, due to the potential affiliations between the Funds and the A Share Fund, and (iii) the Funds and Other Accounts (as defined below) to engage in certain purchase or sale cross transactions in securities, which may not be permitted by Section 17(a) of the 1940 Act, or Rule 17a-7 thereunder, if the Funds or Other Accounts become affiliates or second-tier affiliates of each other as a result of their ownership or control of the A Share Fund. If the requested Order is granted, EARNEST Partners (or an Affiliate), who would serve as the Funds’ investment adviser or sub-adviser and the investment manager of the A Share Fund, and EARNEST Partners’ personnel

2 It is anticipated that Funds will invest in the A Share Fund, although final investment decisions will be made in light of the amount of quota available, account eligibility and then-current market conditions at the time of investment.

3 Each entity that currently intends to rely on the requested relief has been named as an applicant in this Application. Each Fund or other entity that may rely on the requested relief in the future will do so only in accordance with the terms and conditions of this Application.

would be able to provide investment management services to the Funds and the A Share Fund that would include advice concerning the Funds’ purchases and sales of Units of the A Share Fund. In addition, the Funds would be permitted to engage in certain cross transactions, as discussed below. For the reasons discussed below, the Applicant believes that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicant also believes that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration, if any, to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

I.     BACKGROUND

A.   Applicant

EARNEST Partners is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). EARNEST Partners will serve as investment adviser or sub-adviser to a Fund pursuant to an advisory or sub-advisory agreement. As the investment adviser or sub-adviser, EARNEST Partners is responsible for making investment decisions for the Fund. As the investment adviser or sub-adviser, EARNEST Partners’ activities are subject to the oversight of the Board of Trustees of the registered investment company (the “Board”), at least a majority of whose members are not considered “interested persons” of a Fund (as defined in Section 2(a)(19) of the 1940 Act) (the “Independent Trustees”). EARNEST Partners is entitled, under the terms of the investment advisory or sub-advisory agreement, to receive periodic management fees at a specified rate. EARNEST Partners is acting as an “investment adviser” for a Fund within the meaning of Section 2(a)(20) of the 1940 Act, and serves as such pursuant to a contract subject to Section 15 of the 1940 Act.

Besides the Funds, EARNEST Partners also manages or will manage separate accounts, collective investment trusts and various other funds registered in the same and/or other jurisdictions, and may organize private pooled investment vehicles in the future (“Other Accounts”). These Other Accounts, as well as certain Affiliates, may invest in the A Share Fund along with the Funds.  Additionally, EARNEST Partners and/or its Affiliates, as well as certain officers and/or employees thereof may hold interests in Other Accounts which may invest in a Fund and for which EARNEST Partners acts as an investment adviser.

B.            The A Share Fund

The A Share Fund is organized as a series New Hampshire investment trust under the New Hampshire Investment Trust Act (the “NH IT Act”), with EARNEST Partners as its investment manager. The A Share Fund does not offer its Units to the public, but relies on Regulation D under the 1933 Act and Section 3(c)(7) under the 1940 Act for exemptions from those Acts.  As discussed in this Application, the A Share Fund is the entity that invests in and holds China A Shares.

Units in the A Share Fund will be sold to the Funds, Other Accounts (and certain other Affiliates) and unaffiliated investors.  The Units will generally not have voting rights, and thus the Funds and Other Accounts, as holders of Units, will not have the ability to replace EARNEST Partners as the investment manager of the A Share Fund.4 The A Share Fund prices the securities held by the A Share Fund on each day the New York Stock Exchange is open, and determines its net asset value.  Subject to certain exceptions, the Unitholder generally may redeem its Units on each day that the A Share Fund determines its net asset value, upon five days’ notice and subject to certain conditions.

Neither EARNEST Partners, nor an Affiliate, will receive an advisory fee from the A Share Fund used by the Funds.5 EARNEST Partners will not receive fees for administrative services provided to the A Share Fund used by the Funds, as administrative services will be provided by an independent party.

4 As investors in the A Share Fund, the Funds and Other Accounts would be able to redeem their Units as desired, subject to applicable repatriation restrictions discussed below. While these investment decisions will be made by EARNEST Partners, a Fund’s continued investment in the A Share Fund is subject to oversight by the Fund’s Board, as described in this Application.

5 EARNEST Partners would receive advisory fees (i) from the applicable Fund pursuant to the Fund’s sub-advisory agreement with EARNEST Partners, or (ii) from Other Accounts pursuant to such Other Accounts’ advisory agreements with EARNEST Partners, but EARNEST Partners would not receive a separate advisory fee from the A Share Fund for advising the same assets when invested in the A Share Fund.

Administrative services fees are to be paid by EARNEST Partners. The A Share Fund will not have a board; its operations will be overseen by its investment manager, which will be EARNEST Partners or an Affiliate. The A Share Fund will engage service providers to support its operations, including an administrator, accountant, custodian, legal counsel and such other service providers as necessary for its operations.6 The A Share Fund will not engage a distributor. No sales load, redemption fee, distribution fee or service fee will be assessed with respect to Units issued by the A Share Fund. The A Share Fund will be audited.

As discussed below, for a variety of reasons it is not practical or economical for the Funds to invest directly in China A Shares. The A Share Fund allows the Funds, and Other Accounts, to gain exposure to China A Shares and the expanded investment opportunities that they represent.

C.            China A Shares and Chinese Investment Opportunities

While the absolute amount that the Funds and Other Accounts will invest directly in Chinese companies will vary over time, China’s importance has increased in the world economy. According to the April 2012 World Economic Outlook by the International Monetary Fund, China’s economic output represents approximately 14% of world Gross Domestic Product (based on purchase power).7 China has increased its consumption of automobiles and other consumer products, as its middle class gets larger, and its consumption of raw materials to spur infrastructure spending and industrial development affects global supply/demand dynamics, as well as developed and emerging markets alike. At the same time, the number of investable companies has grown through partial privatizations and initial public offerings. The range of companies available for investment now includes the traditional partially state-owned enterprises as well as a myriad of entrepreneurial companies. A number of these companies are not otherwise accessible to foreign investors, as they are listed only in the A Share market and, for a variety of reasons

6 More information about the operations of the A Share Fund and its custodial arrangements appears in Section 1.E. of this Application.

7 Source: IMF World Economic Outlook database April 2012 edition http://www.imf.org/external/pubs/ft/weo/2012/01/weodata/index.aspx.

discussed below, it is not practical or economical for the Funds to invest directly in China A Shares. In sum, EARNEST Partners believes that China is a global growth driver and that the individual quality growth companies that exist there make it a natural, key part of its clients’ non-U.S. equity portfolio.

A significant majority of publicly traded Chinese companies list their shares on one or more of three stock exchanges - the Shanghai, Shenzhen, and Hong Kong Stock Exchanges. The Shanghai and Shenzhen exchanges are located in mainland China, whereas the Hong Kong exchange is located in the Hong Kong Special Administrative Region. The shares of Chinese companies that are listed on the Hong Kong Stock Exchange trade in Hong Kong dollars. There are two categories of stocks that are listed on the Shanghai and Shenzhen exchanges. China “A Shares” trade in the currency of China, the renminbi; while the face values of “B Shares” are denominated in renminbi, B Shares trade in foreign currencies (the US dollar on the Shanghai exchange and the Hong Kong dollar on the Shenzhen exchange). Until 2002, the Chinese government has restricted investment in China A Shares to domestic (i.e., Chinese) investors. The Chinese government strictly controls the ability of non-Chinese investors to convert non-Chinese currency to and from renminbi and to repatriate profits earned in China in renminbi.

There are many fewer Chinese companies that have listed B Shares than those that have listed China A Shares: as of October 30, 2012, approximately 2,471 stocks are listed as A Shares, and approximately 108 stocks are listed as B Shares. The China A Share market includes a more diverse group of Chinese companies than the B Share market. As of September 28, 2012, the combined market capitalization of B Shares (approximately $117.3 billion USD) is a fraction of that of A Shares (approximately $3.866 trillion USD),8 and B Shares do not play any meaningful role in raising capital for Chinese companies. Indeed, no new B Shares have been listed since 2001.

The ability to invest in A Shares will provide numerous more investment opportunities for Funds that are consistent with their investment objectives and policies. Far fewer Chinese companies have listed

8 Source: Bloomberg.

their stock as H Shares9 or as “red chips”10 than as A Shares; as of September 30, 2012, there were only 143 H Share issues and 103 “red chip” issues11 on the Hong Kong Stock Exchange. In addition, China A Shares of dually listed companies may from time to time trade at a discount to their H Share counterparts. For these reasons, A Shares are a much more attractive means to invest in Chinese companies than B Shares, H Shares or “red chip” stocks.

D.            Non-Chinese Investment in China A Shares and Qualified Foreign Institutional Investors

Since 2002, the Chinese government has permitted certain non-Chinese investors to invest in China A Shares. To do so, a foreign investor must apply for, and receive, a license as a Qualified Foreign Institutional Investor or “QFII” and be allotted a quota, representing the amount in renminbi of China A Shares that the investor may purchase: the license and quota are granted by the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange (“SAFE”), respectively. To date, only a limited number of foreign investors (less than two hundred) have obtained a QFII license and quota. As of June 26, 2012, the CSRC announced that it approved seven QFIIs in May, bringing the total number of QFIIs in China to 170.12 On July 3, 2012, SAFE announced that between May 5 and June 8 it approved quotas worth $650 million for seven foreign institutions.13 EARNEST

9 H Shares are shares of companies incorporated in Mainland China but listed on the Hong Kong Stock Exchange. H Shares trade in Hong Kong dollars.

10 “Red chip” stocks are listed and traded on the Hong Kong Stock Exchange, and are issued by companies based in Mainland China but incorporated outside of Mainland China.

11 Source: http://www.hkex.com.hk/eng/stat/smstat/chidimen/cd_hmb.htm.

12 Source: http://www.csrc.gov.cn/pub/csrc_en/affairs/entry/QFIIs/201207/t20120718_212810.htm.

13 Source: http://www.asiaasset.com/news/news_0703.SAFE.aspx. AIA obtained a US$150 million quota, while BlackRock Institutional Trust Company, Northern Trust Global Investments Ltd., Capital Research and Management Company, and City of London Investment Management Company each obtained $100 million quotas, and Mercuries Life Insurance and Okasan Asset Management each obtained $50 million quotas.

Partners applied for a QFII license and a quota so that it can invest in China A Shares on behalf of the Funds and the Other Accounts14 and was granted a quota of $150 million on September 19, 2012.

The CSRC and SAFE require that an investment adviser seeking a QFII license and quota apply in its own name, although recently the regulators have permitted the application also to be in the name of a single fund managed by the adviser. If EARNEST Partners were to seek a quota on behalf of each Fund and Other Account, it would have to apply separately on behalf of each Fund and Other Account, which would be burdensome because of the application process and would make it less likely that the Chinese authorities would grant EARNEST Partners the license and quota: the Chinese authorities focus on the experience, size, and qualifications of the applying adviser, not of its funds. Moreover, while there may not be specific investment restrictions or limitations preventing a Fund or Other Account from seeking a quota individually, individual applications would generally not be practical or feasible for the Funds and Other Accounts. EARNEST Partners currently expects that each Fund or Other Account will allocate a portion of its investable assets to Units of the A Share Fund, as a Fund and Other Accounts generally have broad mandates.15 Finally, for many Other Accounts EARNEST Partners serves as a manager to only a portion of the account’s overall assets, and the Other Account may not have the desire, qualifications or personnel necessary to obtain a QFII license or quota on its own behalf.16 Accordingly, EARNEST Partners has established the A Share Fund as the entity that will invest in and hold China A Shares on behalf of the Funds and Other Accounts.

In addition, the Chinese authorities will reduce or revoke a QFII’s quota if the QFII does not invest the full amount of its quota over a phase-in period, or, in certain cases, if it repatriates its

14 EARNEST Partners is bearing the expenses of applying for the license and quota; these expenses will not be borne by the Funds or Other Accounts.

15 Allocations to Chinese investments and A Share exposure may change over time. Further, Funds may include Funds with different investment mandates, including Funds focused on narrow geographic regions.

16 In many respects, these Other Accounts, like the Funds, engage EARNEST Partners because of its experience and ability to not only make investment decisions but to provide administrative resources which they may not otherwise have. For example, QFII license holders must have a QFII compliance manager, and Funds or Other Accounts may not, on their own, have such experience or resources to satisfy these requirements.

investments below the quota amount, so that if any Fund or Other Account sought quota individually, it would risk losing that quota if it reduced its allocation to A Shares or was subject to outflows requiring it to reduce its overall holdings. These risks are reduced with the aggregation of Funds and Other Accounts in one vehicle.

The quota serves as the maximum amount of new investment available to a license holder, since this is the upper limit of cash, when converted to Chinese renminbi, that a license holder can import into China to invest in A Shares. However, while currency may not be acquired above the quota amount to make new investments, the market values of A Share holdings may fluctuate over time such that the total value of the holdings of the A Share Fund may vary from the quota amount. Thus, if market movements cause the value of A Shares held by the A Share Fund to appreciate, the A Share Fund would not be required to liquidate holdings and repatriate proceeds to reduce its total investment to the quota limit. Further, the A Share Fund could continue to purchase additional A Shares using the proceeds from the sale of other A Shares without regard for the quota limit. Conversely, notwithstanding that the Chinese authorities may reduce quota if the quota has not been fully used, Applicant does not believe that they would do so because of market depreciation in the value of A Share Fund investments; however, the Chinese authorities likely would reduce the quota amount if the A Share Fund repatriates proceeds from the disposition of investments. Applicant does not have direct knowledge of the experiences of other QFII holders and whether they have had difficulty in maintaining their quota limits, although given the scarcity of quota and the significant international interest in Chinese companies, Applicant believes that quota limits have generally been maintained.

Chinese foreign exchange regulations generally only allow the monthly repatriation of proceeds from sales of China A Shares after an initial lock-up period of 1 year which will expire for the A Share Fund on March 19, 2014. The accumulated repatriated amount (including principal and profit) per month may not exceed 20% of the total assets in China A Shares as of the end of last year: while China A Shares generally trade in highly liquid markets and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of A Shares, proceeds from sales of portfolio investments in A

Shares cannot immediately be repatriated to a foreign investor such as the A Share Fund. Thus, investments in China A Shares would be deemed illiquid investments because of the repatriation restrictions - although not necessarily because of market illiquidity or contractual restrictions on the disposition of A Shares - and therefore a Fund could only invest up to 15% of its net assets in China A Shares.17 Indeed, a Fund in practice would likely invest less than this limit in China A Shares, since it might hold other illiquid assets, and it would generally seek to maintain a cushion to make sure that it did not inadvertently cross the 15% threshold. Due to this limitation and the size of some of the Funds, it is not possible for some Funds to seek a quota individually.

Thus, the QFII license and quota is feasible for EARNEST Partners, on behalf of the Funds and the Other Accounts, only if the QFII license and quota cover the Funds and Other Accounts in the aggregate, rather than on a Fund-by-Fund and Other Account-by-Other Account basis, and only if the Funds and Other Accounts aggregate their investments in China A Shares.

For these reasons, the Funds and the Other Accounts need to obtain their exposures to China A Shares through a pooled investment vehicle - the A Share Fund. The A Share Fund will be the entity that invests in and holds China A Shares; under normal circumstances, the A Share Fund will invest most of its assets in A shares of Chinese companies, but for defensive purposes it may invest in Chinese bonds and/or cash.

E.             Operations of the A Share Fund

Any Fund or Other Account seeking exposure to China A Shares will invest in the A Share Fund.

Each Fund or Other Account investing in the A Share Fund would hold Units which, like interests of a limited liability company or shares of a corporation, would represent a proportionate share of the A Share Fund’s net assets and a proportionate claim on the A Share Fund’s net income. Each Unit would have the same rights as any other Unit, and each Fund or Other Account, as a holder of the Units of the A

17 Applicant has proposed a condition that each Fund will, at all times, limit its holdings in the A Share Fund to no more than 15% of its net assets.

Share Fund, will be treated identically. Each Fund or Other Account will purchase and sell Units in the A Share Fund on the same terms and on the same basis as each other Fund and Other Account that invests in the A Share Fund. In addition, the A Share Fund would not issue preferred units. The administrator for the A Share Fund would, on a daily basis, price the securities held by the A Share Fund, sum their values, and deduct daily expenses payable by the A Share Fund to arrive at a net asset value for the A Share Fund. The A Share Fund’s net asset value would then be divided by the total number of outstanding Units, and an investor’s total holdings would be this per-Unit net asset value multiplied by the number of Units held by the investor, with Units in the A Share Fund valued daily on each date the New York Stock Exchange is open by a third-party pricing vendor engaged by the A Share Fund, subject to the oversight of EARNEST Partners.

Expenses of the A Share Fund, which would include basic fees and expenses of service providers, such as the administrator, accountant, local custodian and legal counsel, would be paid by EARNEST Partners. Brokerage commissions incurred by the A Share Fund would, like those incurred by a registered investment company, be included in the cost of the underlying China A Shares, and thus would be reflected in any gain (or loss) on the A Share Fund’s investments. In substance, the sharing of expenses of the A Share Fund among the holders of its Units would differ from the sharing of expenses by a registered investment company among its shareholders, because EARNEST Partners would pay such expenses of the A Share Fund. In contrast, the treatment of brokerage commissions by the A Share Fund would be the same as if it were a registered investment company. EARNEST Partners does not contemplate a need or reason to, and therefore would not charge, advisory fees to the A Share Fund used by the Funds; EARNEST Partners would still be entitled to receive applicable advisory fees from the Funds or Other Accounts.

The A Share Fund will be administered and audited in a manner consistent with common private fund industry standards and practices. The A Share Fund’s books will be accounted for under standard accounting principles and in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), and they will be audited annually by a nationally recognized and PCAOB-registered audit firm in accordance with U.S. Generally Accepted Auditing Standards (“GAAS”).18

The global custodian for the A Share Fund will work closely with the local custodian in China, which is a substantial institution with experience in maintaining China A Shares for non-Chinese clients. China A Shares, when purchased for the A Share Fund, will appear on the books and records of the Chinese depositary institution as “Earnest Partners LLC – Client Fund” (or in a similar manner indicating both EARNEST Partners’ QFII status and the A Share Fund’s ownership) and maintained in an account at the A Share Fund’s local custodian and global custodian in a similar manner. The name of the A Share Fund will thus appear in the records of the Chinese depositary institution on whose books the China A Shares appear and similarly on the books of the local custodian and global custodian.

EARNEST Partners will be responsible for selecting particular China A Shares for investment by the A Share Fund.19 When EARNEST Partners initially decides to purchase China A Shares for the A Share Fund, it will place an order in the same manner it would for any other portfolio security for accounts investing in other jurisdictions. The order, along with any other orders in the same security placed by EARNEST Partners at or about the same time in accordance with EARNEST Partners’ trade order aggregation and trade allocation policy (the “Trade Allocation Policy”), discussed below in this Application, will then be placed with a local Chinese broker, and executed on the relevant Chinese

18 The GAAS standards applicable to the audit of the A Share Fund would be the same standards as those applicable to a registered investment company. EARNEST Partners represents that the audit would be performed by a firm meeting the same independence requirements as those applicable to the auditor of a registered investment company. Further, GAAP would apply to both the A Share Fund audit and a registered investment company audit. Thus, critical accounting policies governing security valuation, accounting for investment transactions, recognition of investment income and of expenses, and accrual of expenses, which are often the critical policies applicable to investment companies, would apply in substantially the same manner for the audit of the A Share Fund.

19 The selection of particular China A Shares for the A Share Fund is distinct from the decision to invest in the A Share Fund, which will be made by EARNEST Partners for the Funds and Other Accounts. The selection of particular China A Shares for the A Share Fund will be made by EARNEST Partners for the A Share Fund and overseen by EARNEST Partners, as investment manager of the A Share Fund. A Fund’s decision to invest in the A Share Fund will be made by EARNEST Partners only in accordance with the relevant Fund’s objective and policies. The Fund’s Board will oversee the Fund’s investment in the A Share Fund in the same manner that it oversees the Fund’s other investments. The Fund’s Board will not have oversight responsibilities for investment decisions made by EARNEST Partners for the Other Accounts to invest in the A Share Fund.

exchange.20 On the evening of the trade date, trade confirmations for the executed order will be exchanged among the stock exchange, China Securities Depositary & Clearing Corporation Limited (“CSDCC”), the executing broker, EARNEST Partners and the local custodian. The executing broker will send the trade execution confirmation to EARNEST Partners and the local custodian after the market closes, and the local custodian will transmit a final settlement confirmation to the global custodian after settlement. In an overnight process, the CSDCC will effect the transfer of the securities by updating its position records, and Earnest Partners LLC – Client Fund (or similar designation) will thereafter be recognized as the owner of the China A Shares. On the day following the trade date, cash that was in the A Share Fund’s account at the local custodian will be transferred to the CSDCC, and the trade settled. Generally, procedures for disposing of China A Shares and recording the proceeds as cash will operate in the same manner, except in reverse and except as limited by the A Share Fund’s ability to repatriate proceeds only monthly after the investment principal lock-up period of 1 year which will expire for the A Share Fund on March 19, 2014.

While the series New Hampshire investment trust structure and the provisions of the NH IT Act provide protection for the A Share Fund from the liabilities of each other fund of the Earnest Series Investment Trust, the A Share Fund and the other funds also do not expect to have significant liabilities. The largest potential creditors of the A Share Fund, such as the A Share Fund’s administrator, custodian, auditors and legal counsel will be engaged and paid by EARNEST Partners. Further, no administrative or advisory fees will be paid to EARNEST Partners by the A Share Fund.  The A Share Fund used by the Funds will not lever itself through borrowing.

EARNEST Partners does not believe there is a substantial risk that a creditor would succeed in using the assets of the A Share Fund to satisfy the liabilities of another fund of the Earnest Series Investment Trust.

20 The Funds and Other Accounts will not engage in cross trades of Units of the A Share Fund. A Fund or Other Account may, however, redeem Units in the A Share Fund, subject to the Trade Allocation Policy, at or about the same time another Fund or Other Account purchases Units in the A Share Fund.

As noted above, the QFII license will be held by EARNEST Partners. As such, EARNEST Partners will be permitted to purchase renminbi on behalf of the Funds and Other Accounts, up to the amount of quota granted, to acquire China A Shares that will then be held under the custodial arrangements described above, with the A Share Fund (as Earnest Partners LLC – Client Fund (or similar designation)) listed on those accounts. The Chinese regulatory regime focused on the experience, size and qualifications of EARNEST Partners in determining to grant the license and quota, and had less interest in the allocation of investments to the A Share Fund, and their indirect allocations to Funds or Other Accounts. Nevertheless, there will always be a risk that disturbances to the Chinese legal or regulatory regime could make the A Share Fund unable to dispose of investments or repatriate proceeds once invested. Further, EARNEST Partners’ license could be revoked or modified at the discretion of the Chinese authorities, including for reasons beyond the control of EARNEST Partners; however, under current regulations, Chinese authorities can revoke a QFII license or reduce quota only if the QFII license holder is in violation of the regulations.21 The QFII program is a limited exception from laws that otherwise limit investment in China A Shares to Chinese persons and, if the program or EARNEST Partners’ license or quota limits are revoked or substantially changed for reasons beyond the control of EARNEST Partners or the A Share Fund, the A Share Fund’s economic interests, and thus the Funds’ and Other Accounts’ economic interests, could be harmed. The QFII program has been operational since 2002, but its continuation depends on the continued willingness of the Chinese regulatory regime to accept foreign investment. The Chinese authorities could revoke EARNEST Partners’ QFII license or reduce or eliminate its quota, in which case the A Share Fund would be required to liquidate some or all of its holdings and be permitted to repatriate the proceeds back to the Funds and Other Accounts. If this

21 The applicable Chinese regulations currently require, generally, that the QFII invest principal within six months of obtaining its license or its license may be revoked, and if the QFII invests less than its quota amount within six months of grant, its quota may be reduced. In addition, regulations provide that the quota may be revoked if its QFII license is revoked; it invests less than USD 20 million after six months; it withdraws principal so that less than USD 20 million remains in China; SAFE cancels its quota; and other circumstances as may be specified by SAFE from time to time.

were to happen, the Funds and Other Accounts would lose some or all of the opportunity to obtain exposure to China A Shares in the future under the existing license, but they would not lose these proceeds.22 Nonetheless, the risk that developments in the Chinese regulatory regime adversely impact the Funds and the Other Accounts will be monitored by EARNEST Partners, and will be disclosed in the Funds’ prospectus and disclosed in relevant documents applicable to the Other Accounts, to the extent the Fund’s or Other Account’s investment in the A Share Fund is material to the Fund or Other Account.

The selection of the particular China A Share holdings for the A Share Fund will be made by EARNEST Partners; investment decisions to invest in the A Share Fund will be made by EARNEST Partners to the extent discretion to make such an investment has been given to EARNEST Partners. The selection of particular China A Shares for the A Share Fund will be made by EARNEST Partners for the A Share Fund, as investment manager of the A Share Fund. A Fund’s decision to invest in the A Share Fund will be made by EARNEST Partners only in accordance with the relevant Fund’s objective and policies. EARNEST Partners may be able to obtain exposure to China A Shares, for the Fund, by investing in a fund managed by another manager with a QFII license, to the extent another fund permitted investment by a Fund.  However, Applicant does not believe that an investment in another fund provides the same investment opportunity or benefits as an investment for the Fund in the A Share Fund. An investment in another fund would be managed by another investment adviser, following its investment techniques and strategies, which may differ from those of EARNEST Partners and thus differ from the expectations of Fund shareholders who have chosen to invest with EARNEST Partners. Moreover, an investment in another fund would be subject to the advisory fees payable to the other fund’s manager; by contrast, in accordance with Condition 2 to this Application, EARNEST Partners and its affiliated persons will receive no incremental advisory fee in connection with the Funds’ investment in the A Share Fund.

22 In this sense, the Funds and Other Accounts would be at worst in the same position as they are before any quota is granted - with no ability to obtain exposure to A Shares - unless Chinese authorities require holdings to be liquidated before the A Share Fund can dispose of them in an orderly manner. However, Applicant is not aware of the Chinese authorities requiring such forced liquidations for other QFII license holders.

The Fund’s Board will oversee the Fund’s investment in the A Share Fund in the same manner that it oversees the Fund’s other investments. The Fund’s Board will not have oversight responsibilities for investment decisions made by EARNEST Partners for the Other Accounts to invest in the A Share Fund.

The Trade Allocation Policy allows modification to standard allocation methodologies in certain instances, provided that the modification is reported to EARNEST Partners’ CCO.

EARNEST Partners’ Trade Allocation Policy will generally operate the same for the A Share Fund participating in investment in China A Shares as they do for investments by EARNEST Partners clients in other markets and securities. The Trade Allocation Policy will be amended to apply when the A Share Fund sells China A Shares, in which case, to the extent that another Fund or Other Account does not desire to purchase interests from the A Share Fund and the A Share Fund needs to liquidate A Shares to meet a redemption request, the A Share Fund will hold cash for eventual repatriation. Under QFII regulations, assuming that the monthly (after the investment principal lock-up period of 1 year, which will expire for the A Share Fund on March 19, 2014,) repatriation of assets remains available to the A Share Fund, each month the A Share Fund will be permitted to repatriate a certain amount of cash from the sale of portfolio holdings. If a Fund redeems its Units from the A Share Fund and another Fund or Other Account purchases Units from the A Share Fund, the repatriation restriction will not apply. If, however, a Fund seeks to redeem its Units from the A Share Fund and there is no new investment in the A Share Fund, the A Share Fund will need to liquidate A Shares to raise proceeds to satisfy the redemption request. While Chinese law will recognize the A Share Fund as the holder of all cash available for repatriation, the procedures in the amended Trade Allocation Policy will be able to track which Fund(s) or Other Account(s) are entitled to receive repatriated proceeds in a given month, and which are not, by recording cash attributable to each Fund or Other Account in separate records maintained by the transfer agent of the A Share Fund. The Trade Allocation Policy will be amended to reflect that cash proceeds received upon the sale of China A Shares, which will be recorded in the A Share Fund’s account at the local custodian, can only be repatriated to the Fund or Other Account making the redemption request necessitating the repatriation through the A Share Fund; under the Trade Allocation Policy, no other Fund or Other Account will be able to access or repatriate these cash proceeds.

If more than one Fund or Other Account seeks to repatriate proceeds at or about the same time, and Chinese regulations limit the aggregate amount of proceeds that may be repatriated at any given time to a level below the aggregate amount sought to be repatriated, the requests will be aggregated, if received at or about the same time, and proceeds available for repatriation will be allocated pro rata among requesting Funds and Other Accounts, based on requested amounts. As noted above, once the cash proceeds have been allocated and recorded in the selling A Share Fund’s record, they can only be repatriated to the Fund or Other Account making the repatriation request. While each Fund or Other Account will have its own specific features and restrictions, EARNEST Partners does not expect that any restrictions or regulations applicable to the Other Accounts will materially affect their repatriation needs, as compared to the Funds.

Access by the Funds and Other Accounts to the quota (i.e., to China A Shares) through the A Share Fund is a limited opportunity and will be allocated in accordance with EARNEST Partners’ Trade Allocation Policy. The Trade Allocation Policy generally allocates across eligible (obtaining client approval if necessary) participating Funds and Other Accounts on a pro rata basis, but EARNEST Partners may consider other factors in determining an equitable allocation.

The total assets of a Fund or Other Account may have a direct bearing on the number of Units allocated by EARNEST Partners (i.e., larger Funds may be allocated more total Units). Factors that may bear on the amount of Units allocated by EARNEST Partners for a Fund or Other Account will vary in each case, but may include, without limitation, consistency of the investment with the account’s objectives, policies and strategies, eligibility of the account to invest in the China A Share Fund under applicable account guidelines or applicable law, the appropriateness of the investment in light of the objective, time horizon and risk management objectives, and whether the account’s liquidity position after the desired purchase will continue to maintain a level deemed to be adequate.

Notwithstanding the foregoing, the Trade Allocation Policy provides that a client account may not receive an allocation if, in the judgment of EARNEST Partners, the cash balance in the client account will be insufficient to pay for the Units; current portfolio attributes make an allocation inappropriate or less suitable; or account-specific guidelines, objectives, restrictions, tax, legal, regulatory or liquidity considerations or other account-specific factors make an allocation inappropriate or less suitable. Thus, these provisos may have the practical effect in some cases of increasing allocations to a Fund or Other Account based on the suitability for the Fund or Other Account of an investment in the A Share Fund or based on the investment objectives, strategies and restrictions of the Fund or Other Account. For example, EARNEST Partners may give increased allocations to Funds and Other Accounts that have investment strategies that focus on China, on Asia, or on emerging markets over Funds and Other Accounts that do not. EARNEST Partners may in the future amend the Trade Allocation Policy expressly to provide priority access to quota to Funds and Other Accounts based on the suitability for the Fund or Other Account of an investment in the A Share Fund or based on the investment objectives, strategies and restrictions, tax, legal, regulatory or liquidity considerations applicable to the Fund or Other Account. Nonetheless, EARNEST Partners believes that allocations on these terms are fair and equitable to all Funds and Other Accounts because clients investing in some strategies (e.g., those focused on developed markets) would expect relatively less investment in China.

EARNEST Partners, through the administration of its compliance program, has experience with the Trade Allocation Policy and its operation in the context of initial public offerings and other limited opportunities, and expects that the allocation of Units will be managed in a similar manner to the allocation of other limited opportunities. As discussed in this Application, the Trade Allocation Policy, which will govern allocations of China A Shares to the A Share Fund, allocations of opportunities to invest in the A Share Fund to Funds and Other Accounts and opportunities to repatriate proceeds from the sale of China A Shares and the redemption of Units will be reasonably designed so that all such allocations are fair and equitable over time. The Trade Allocation Policy may be amended over time and is expected to allow modification to standard allocation methodologies in certain instances, provided that the modification is reported to EARNEST Partners’ CCO. In any case, the Trade Allocation Policy and its application, like the allocation of other limited opportunities, will be under the oversight of EARNEST Partners’ compliance department. As such, EARNEST Partners’ CCO will review the adequacy of the Trade Allocation Policy and the effectiveness of its implementation.

The quota, as noted, may be reduced or revoked if the A Share Fund does not invest the full amount of its quota over a phase-in period, or if it repatriates its investments below the quota amount. EARNEST Partners will not, however, when making investment decisions for the Funds or Other Accounts, take into consideration whether redeeming Units of the A Share Fund may cause the sale of China A Shares and the repatriation of proceeds that could impact the continued availability of the quota. In other words, EARNEST Partners will not forego redeeming Units in the A Share Fund by a Fund simply because the sale results in the A Share Fund investing less than the quota, and will make the investment decision to redeem Units of the A Share Fund independent of quota considerations.23 EARNEST Partners will also not take into consideration whether buying Units in the A Share Fund could affect the continued availability of the quota.

If EARNEST Partners determines that there is more internal demand for Units than can be accommodated through its existing quota, EARNEST Partners may seek an increase in quota, if it believes that it is otherwise appropriate and that it is reasonably likely that the Chinese authorities will grant such an increase.

As discussed above, the A Share Fund, as a New Hampshire investment trust, will not have its own board of directors or trustees. Investments in the A Share Fund will be made by EARNEST Partners on behalf of a Fund only in accordance with the relevant Fund’s objective and policies. The Fund’s Board will oversee the Fund’s investment in the A Share Fund in the same manner that it oversees the Fund’s other investments. The selection of particular China A Shares for the A Share Fund will be made by

23 To the extent material to a Fund’s investment program, its registration statement will include a discussion of investment in China A Shares through the A Share Fund, and the risks associated with the potential loss of quota if it is not maintained.

EARNEST Partners, however, and will be overseen by EARNEST Partners, as investment manager of the A Share Fund.

Units in the A Share Fund used by the Funds will be valued daily in accordance with the Funds’ valuation procedures and in accordance with Section 2(a)(41) of the 1940 Act. China A Shares generally trade in liquid markets, and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of China A Shares. As noted in this Application, proceeds from sales of China A Shares cannot be immediately repatriated to the A Share Fund and thus to a Fund. Thus, the value will take into account all relevant facts and circumstances, including (if relevant) the length of time before proceeds can be repatriated, and will be applied under the oversight of the Fund’s Valuation Committee in accordance with delegated authority and procedures approved by the Fund’s Board.

As discussed in this Application above, the A Share Fund’s holdings will be maintained by a local custodian who will work closely with the global custodian. In conformity with Rule 17f-5 under the 1940 Act, China A Shares held by the A Share Fund used by the Funds will be held by an Eligible Foreign Custodian, as defined in that Rule, which will be overseen by the global custodian.

As noted above, the China A Shares held by the A Share Fund will be maintained with a foreign securities depository - the CSDCC - which will recognize the A Share Fund (as Earnest Partners LLC – Client Fund (or similar designation)) as the owner of the China A Shares.

In the event that EARNEST Partners is terminated as investment adviser to a Fund24 or a Fund is reorganized into a fund managed by a different manager,25 the Fund would lose its access to the A Share

24 The Chinese authorities do not permit the transfer or assignment of a QFII license or quota to a third party, as the Chinese authorities would require that, prior to any transfer, the new manager apply for, and receive, a license and quota based on its own experience and capabilities. In the case of a change of control, a QFII is required to make a filing within five days with the Chinese authorities and if the change of control leads to a significant change to the QFII license holder’s qualifications or its investment strategy or plan previously filed with the Chinese authorities, the Chinese authorities would likely exercise discretion to determine on a case-by-case basis whether the QFII continues to be qualified to hold the license and quota.

25 In the case of a reorganization of a Fund into a fund managed by a different manager, such a reorganization would typically require approval by the boards of both funds and shareholders of the target Fund. If material to the approval, the liquidation of Units and loss of exposure to China A Shares would be disclosed to and considered by the relevant parties before providing their approvals.

Fund, although it may not be able to liquidate its position in the A Share Fund immediately, due to repatriation restrictions, it would be permitted to retain investments in the A Share Fund for a reasonable time period. EARNEST Partners will not force the immediate sale of China A Shares to raise proceeds for any Fund’s redemption from the A Share Fund if it believes that it would cause harm to the Fund. In the event EARNEST Partners is terminated as adviser to any Fund, EARNEST Partners will act in good faith to accomplish the orderly transition of the Fund’s advisory services.26 Any such transition would be overseen by the Fund’s Board.

F.             The Requested Relief

Applicant hereby requests, subject to the terms and conditions set forth herein, that the Commission issue an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, solely to the extent necessary to permit certain joint transactions.

II.     REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

The proposed transactions involving the Funds, the A Share Fund and EARNEST Partners may involve Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, depending on whether such entities are affiliated persons of one another as defined in Section 2(a)(3) of the 1940 Act and depending on the nature of the transactions.

A.            Sections 17(a) and 17(b)

Sections 17(a)(1) and 17(a)(2) of the 1940 Act provide, in substance, that it is unlawful for any affiliated person of a registered investment company, or an affiliated person of such a person, acting as principal, to sell any security (other than any security of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities) to, or purchase any security from, such investment company.

26 In light of the Chinese regulatory regime, such a transition may take some time. EARNEST Partners would seek to liquidate A Share investments and return capital to the Fund in a timely and cost-effective manner.

Section 17(b) of the 1940 Act provides, in substance, that the Commission shall issue an order of exemption from Section 17(a) if:

(1) The terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
(2) The proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and
(3) The proposed transaction is consistent with the general purposes of [the 1940 Act].

Section 2(a)(3) of the 1940 Act provides:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person;
(B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(9) defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”27 It is expected that one or more Funds and Other Accounts will own at least 5% and, potentially, more than 25% of the Units of the A Share Fund. While Units of the A Share Fund will be non-voting interests, a Fund or Other Account could be deemed to be an affiliated person of the A Share Fund by virtue of its power to exercise a controlling influence over the management or policies of such entities under Section 2(a)(3)(C). Furthermore, as the investment adviser or sub-adviser to the Funds, EARNEST Partners is an affiliated person of the Funds under Section 2(a)(3)(E) and, because it or an EARNEST Partners Affiliate will be the investment manager of the A Share Fund, the A Share Fund may

27 Although control is presumed where a person owns beneficially more than 25 per centum of the voting securities of a company, and presumed not to exist where a person does not beneficially own 25 per centum of a company’s voting securities, as potentially a significant holder of Units of the A Share Fund, even if ownership is of non-voting securities, a Fund or Other Account may be deemed to “control” the A Share Fund, depending on the size of the holding relative to other investments in the A Share Fund.

be deemed to be under EARNEST Partners’ control under Section 2(a)(3)(C), resulting in the A Share Fund being deemed an affiliated person of an affiliated person of the Funds.28 Since the Funds and the A Share Fund share a common investment adviser, they may be deemed to be first-tier affiliates by virtue of arguably being under common control for purposes of Section 2(a)(3)(C). If the Fund and the A Share Fund are deemed affiliates of each other, or even second-tier affiliates, the sale of Units of the A Share Fund to the Funds, and the redemption of such Units by the Funds, would be prohibited under Section 17(a) of the 1940 Act unless the requirements of Section 17(b) of the 1940 Act are satisfied.

In addition, if a Fund or Other Account were deemed to be an affiliate of the A Share Fund by virtue of its holdings or its power to exercise a controlling influence over the management or policies of such entities, and another Fund or Other Account was also deemed to be an affiliate of the A Share Fund for the same reason, those Funds or Other Accounts could be deemed to be second-tier affiliates of each other. The Funds and Other Accounts have portfolio holdings besides the Units and, in the regular course of investment operations, each may find it advantageous to engage in transactions in portfolio securities with another Fund or Other Account. The Funds currently rely on Rule 17a-7 to engage in purchase or sale transactions between such Funds and Other Accounts, when appropriate for both Funds and the conditions of the Rule are otherwise satisfied. However, if one or more Funds or Other Accounts were deemed to be second-tier affiliates of each other by virtue of their ownership or control affiliations with the A Share Fund, purchase or sale transactions between them involving portfolio securities would be prohibited by Section 17(a) of the 1940 Act, and they may not be entitled to rely on Rule 17a-7 under the

28 If an EARNEST Partners Affiliate is the investment manager of the A Share Fund, any such affiliate will be an affiliate of EARNEST Partners. Arguably, in such instance, the Funds and the A Share Fund will not share an investment adviser, but rather affiliated advisers, such that the Fund and the A Share Fund would not be second-tier affiliates of each other through this relationship. However, the potential ownership and control affiliations would remain and to avoid any questions as to compliance with Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, the Applicant is seeking the relief requested herein.

1940 Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule.29

B.             Sections 17(d) and Rule 17d-1 Thereunder

Section 17(d) of the 1940 Act provides in pertinent part:

It shall be unlawful for any affiliated person of … a registered investment company … or any affiliated person of such a person … acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person … or affiliated person, in contravention of such rules and regulations as the commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1 thereunder provides in pertinent part that:

(a) No affiliated person of or principal underwriter for any registered investment company … and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.

(c) “Joint enterprise or other joint arrangement or profit-sharing plan” as used in this section shall mean any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of or a principal underwriter for such registered investment company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking, including, but not limited to, any stock option or stock purchase plan, but shall not include an investment advisory contract subject to section 15 of the [1940] Act.

29 Rule 17a-7 under the 1940 Act provides an exemption for certain purchase or sale transactions between a Fund and certain affiliated persons. Provided the conditions in Rule 17a-7(a) through (g) are met, Rule 17a-7 is available, by its terms, to purchase or sale transactions between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment advisor or investment advisers which are affiliated persons of each other, common directors, and/or common officers.

In the event that the Funds (by purchasing Units in the A Share Fund), EARNEST Partners (by managing the portfolio securities of the A Share Fund and the Funds at the same time that the Funds are invested in Units of the A Share Fund), and the A Share Fund (by selling its Units to, and redeeming its Units from, the Funds) could be deemed to be participants in a joint enterprise or other joint arrangement within the meaning of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Applicant requests the Order solely to the extent necessary to permit certain joint transactions, as described in this Application.

Subsection (b) of Rule 17d-1 provides that, in passing upon applications made under such Rule, the Commission will consider whether the participation by the investment company in the joint enterprise or arrangement is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

C.            Section 6(c)

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

In sum, Applicant believes that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicant also believes that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

III.           IN SUPPORT OF RELIEF REQUESTED

D.           General

For the reasons set forth below, the Applicant believes that the creation of the A Share Fund, and the investment by the Funds in Units of the A Share Fund, will be appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicant also believes that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

The A Share Fund will allow the Funds to obtain exposure to China A Shares and thereby a greater variety and number of Chinese companies than they otherwise could obtain, providing the Funds access to investment opportunities that they currently cannot access due to the Chinese regulations discussed in this Application. Because the A Share Fund will be managed by EARNEST Partners, the investment adviser of the Funds and Other Accounts, EARNEST Partners will be able to evaluate the types of investments made by the A Share Fund when evaluating whether to invest in the A Share Fund.30

Investment decisions concerning investment by the Funds and Other Accounts in the A Share Fund will also be subject to the Trade Allocation Policy, under the supervision of EARNEST Partners’ CCO. The Trade Allocation Policy will be amended to address issues arising from the allocation of quota to Funds and Other Accounts through their investments in A Share Fund, and will be designed in a manner to permit, under the supervision of EARNEST Partners’ CCO, investments in A Share Fund to be allocated pro rata across eligible accounts interested in the investment opportunity. The repatriation of

30 As noted above, Applicant does not believe that an investment in a fund managed by another manager provides the same investment opportunity or benefits as an investment in the A Share Fund, since the A Share Fund will be managed by EARNEST Partners in accordance with techniques and strategies familiar to and expected by Fund investors. Moreover, investments in other managers’ funds would be subject to advisory fees not applicable to the A Share Fund.

proceeds from the A Share Fund will also be subject to comparable procedures, described above. While EARNEST Partners does not currently expect any Fund or Other Account to receive priority for obtaining quota by investing through the A Share Fund, if, in the future, EARNEST Partners determines that certain Funds or Other Accounts should have priority, the Trade Allocation Policy would be amended. Moreover, EARNEST Partners will not, when making investment decisions for the Funds or Other Accounts, take into consideration whether redeeming Units of the A Share Fund may cause the sale of China A Shares and the repatriation of proceeds that could impact the continued availability of the quota. EARNEST Partners will also not take into consideration whether buying Units in the A Share Fund could affect the continued availability of the quota.

Under the NH IT Act, the assets of the A Share Fund will not be available to satisfy the liabilities of another fund of the Earnest Series Investment Trust. Further, the A Share Fund’s service providers’ fees will be paid by EARNEST Partners. Ultimately, the A Share Fund’s operations, and its administrative and accounting arrangements, will not vary materially from common practices in the private fund industry. The holdings of the A Share Fund held by a Fund will be subject to audit by a reputable independent public accounting firm, and its other service providers will be reputable institutions experienced with the use of private fund accounts.

As noted above, the selection of particular China A Shares for the A Share Fund is distinct from the decision to invest in the A Share Fund, which will be made by EARNEST Partners for the Funds and Other Accounts. The selection of particular China A Shares for the A Share Fund will be made by EARNEST Partners for the A Share Fund, as investment manager of the A Share Fund. A Fund’s decision to invest in the A Share Fund will be made by EARNEST Partners only in accordance with the relevant Fund’s objective and policies. The Fund’s Board will oversee the Fund’s investment in the A Share Fund in the same manner that it oversees the Fund’s other investments. The Fund’s Board will not have oversight responsibilities for investment decisions made by EARNEST Partners for the Other Accounts to invest in the A Share Fund.

In sum, the A Share Fund, which will be structured and administered in a similar way that numerous private funds structure their capital accounts, will enable the A Share Fund to serve as a vehicle for each Fund and Other Account to invest in China A Shares in a manner designed to provide the benefits of new investment exposures and opportunities for the Funds. This structure will be subject to safeguards, discussed in this Application, such that the A Share Fund will not be used inappropriately. Further, subject to the relief requested in this Application, Applicant will not use the A Share Fund as a means to, directly or indirectly, cause to be done any act or thing through or by means of which it would be unlawful for Applicant to do under the 1940 Act or any rule, regulation or order thereunder.

E.             Sections 17(a) and 17(b)

Section 17(a) of the 1940 Act was enacted to prevent affiliated persons of an investment company from using their influence or control to sell securities or other property to the investment company at a price higher than the fair market value. The Section is designed to prevent “overreaching” on the part of the affiliated person and to ensure that all transactions between the affiliate and the investment company are on an arm’s-length basis. Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order exempting the Applicant from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the 1940 Act.

The Applicant believes that the terms of the proposed transactions are reasonable and fair and consistent with the general purposes of the 1940 Act as well as with the investment policies of the Funds as recited in their registration statement and reports filed under the 1940 Act for the following reasons. For the same reasons, the Applicant believes that the proposed transactions are in the best interests of the Funds and their shareholders.

As discussed in this Application and condition 2 of this Application, neither EARNEST Partners, nor an EARNEST Partners Affiliate, will receive a fee from the A Share Fund in connection with the

Funds for advising the A Share Fund. This condition is designed so that EARNEST Partners will not receive duplicative investment management fees31 for managing the same assets when invested in the A Share Fund, so it will have no pecuniary incentive to “overallocate” a Fund’s assets to the A Share Fund. The A Share Fund will be utilized as an economically viable means to provide Fund shareholders (and Other Accounts), to the extent consistent with the Trade Allocation Policy and a Fund’s (or Other Account’s) investment objective and policies, exposure to China A Shares;32 EARNEST Partners as the Funds’ investment adviser or sub-adviser and as the investment manager of the A Share Fund does not stand to benefit financially from the arrangement (other than if the Funds’ assets increase by virtue of the exposure to the China A Share market and EARNEST Partners’ advisory fees therefore increase). In addition, the Funds, as holders of Units of the A Share Fund, will not be subject to any sales load, redemption fee, distribution fee or service fee, as set forth in condition 1 of this Application. Further, as specified in condition 3 of this Application, administrative fees of the A Share Fund used by the Funds will be paid by EARNEST Partners.33 The only investors in the A Share Fund will be the Funds, Other Accounts (and certain other Affiliates) and unaffiliated investors, so there are no affiliated persons in which EARNEST Partners or its personnel have an interest (other than as described in this Application) who might stand to benefit or could gain by overreaching.

Each Fund will have the ability, through an investment in the A Share Fund, to obtain exposure to China A Shares and thereby a greater variety and number of Chinese companies than they otherwise could obtain, providing the Funds access to investment opportunities that they currently cannot access due to the Chinese regulations discussed in this Application. As discussed in this Application, the use of the A

31 EARNEST Partners would still be entitled to receive applicable advisory fees from the Funds or Other Accounts. See note 8.

32 As discussed above, the Applicant does not believe it is practical or feasible for Funds or Other Accounts to apply for quota individually.

33 EARNEST Partners will not receive fees for administrative services provided to the A Share Fund, as administrative services will be provided by an independent party and paid by EARNEST Partners.

Share Fund is designed to provide these benefits in an economically viable structure that is subject to safeguards, while reducing potential conflicts among Funds and Other Accounts.

In light of the above, the Applicant believes that shareholders of the Funds will not be disadvantaged or subject to overreaching because of the fact that the A Share Fund could be deemed an affiliate of the Funds. To the contrary, the Applicant believes that the proposed investment structure is in the best interests of shareholders of the Funds, and that shareholders may realize benefits from exposure to China A Shares not otherwise available. As discussed above, and as specified in condition 3 of this Application, the interests of shareholders of the Funds will be further protected by the requirement that administrative fees will be paid by EARNEST Partners on behalf of the A Share Fund used by the Funds. Finally, and as noted above, EARNEST Partners will not receive duplicative fees for advising the same assets.

Applicant is also proposing that the Funds be permitted to engage in certain purchase and sale cross transactions in securities (“Cross Transactions”). It is expected that these transactions will be between a Fund or Other Account seeking to implement a portfolio strategy and another Fund or Other Account seeking to raise or invest cash. Cross Transactions will provide the Funds with an additional source of liquidity and an additional source of securities for investment. The Funds currently rely on Rule 17a-7 to engage in such Cross Transactions. However, if one or more Funds or Other Accounts were deemed to be second-tier affiliates of each other by virtue of their ownership or control affiliations with the A Share Fund, Cross Transactions would be prohibited by Section 17(a) of the 1940 Act, and the Funds may not be entitled to rely on Rule 17a-7 under the 1940 Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule. Applicant would not engage in Cross Transactions involving Units.

When engaging in Cross Transactions, the Funds and Other Accounts will comply with the requirements set forth in Rule 17a-7(a) through (g). Rule 17a-7 is designed to assure independent verification of the price of the transaction. The potential affiliations created by the A Share Fund do not affect the other protections provided by the Rule, including the integrity of the pricing mechanism employed.

Cross Transactions do not raise the types of concerns that Section 17(a) of the 1940 Act was designed to address.34 All Cross Transactions will be effected at the independent current market value of the security being traded in compliance with Rule 17a-7(b). Effecting Cross Transactions at the current market value assures that there is an independent basis for determining the value of the securities. No brokerage commission, fee or other remuneration will be paid in connection with the transactions involving Units. Thus, Applicant believes that Cross Transactions will be reasonable and fair, and will not involve overreaching, and will be consistent with the purposes of the 1940 Act and the investment policy of each Fund.

F.             Section 17(d) and Rule 17d-1

The Applicant seeks an order of the Commission permitting certain joint transactions that might otherwise be prohibited by the provisions of Section 17(d) of the 1940 Act, which prohibits joint arrangements involving registered investment companies and their affiliated persons. Rule 17d-1(b) indicates that, in passing upon such applications, the Commission will consider whether the participation of such registered company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

It is respectfully submitted that the proposed transactions meet these standards, since the participation of each Fund in the A Share Fund will not be on a basis different from or less advantageous than that of the other Funds or the Other Accounts. The opportunity for each Fund or Other Account to obtain exposure to China A Shares, subject to tax, legal, regulatory, client-imposed investment restrictions, suitability, and liquidity considerations, will be managed through EARNEST Partners’ Trade

34 See, e.g., Credit Suisse Asset Management, LLC, et al., Investment Company Act Release Nos. 25789 (October 29, 2002) (notice) and 25832 (November 22, 2002) (order).

Allocation Policy. Any investment will only be made if it is consistent with a Fund’s investment objective and policies as recited in its registration statement in accordance with condition 1 of this Application. As registered Funds, EARNEST Partners’ investment of the Funds’ assets in the A Share Fund will be overseen by the Funds’ Board and its Independent Trustees in the same manner that the Board and Independent Trustees oversee the Funds’ other investments. Allocations of China A Shares to the A Share Fund, and allocations of opportunities to invest in the A Share Fund, by Funds and Other Accounts, will be subject to EARNEST Partners’ Trade Allocation Policy, under the supervision of EARNEST Partners’ CCO, and compliance with the Trade Allocation Policy with respect to the Funds will be overseen by the Funds’ Board in the same manner that the Board oversees the Funds’ other investments, and thus EARNEST Partners will take reasonable steps so that that allocations among the Funds and Other Accounts are fair and equitable over time. Further, the A Share Fund used by the Funds will be administered, and audited, in a manner consistent with common practices in the private fund industry.

G.            Section 6(c)

Because Section 17(b) of the 1940 Act could be interpreted to exempt only a single transaction, the Applicant also seeks relief pursuant to Section 6(c) of the 1940 Act solely to the extent necessary to permit the transactions described in this Application, including Cross Transactions. Under Section 6(c) of the 1940 Act, the Commission may exempt any person or transaction from any provision of the 1940 Act or any rule or regulation thereunder “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

It is respectfully submitted that the transactions contemplated by the proposals described herein are “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act because, as described above, the China A Share market is a growing and increasingly important source of potential investment opportunities for the Funds. For the reasons discussed above, investing in China A Shares will provide the Funds access to important investment opportunities that they currently cannot access because of Chinese regulations. The only viable means to provide this access is through a pooled investment vehicle like the A Share Fund.

H.            Precedents for Relief

The Applicant notes that the SEC has been presented with an analogous request for exemptive relief similar to the Application, in William Blair & Company, L.L.C.35

IV.           CONDITIONS FOR RELIEF

Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.           The Funds’ investments in Units of the A Share Fund will be undertaken only in accordance with the Funds’ stated investment restrictions and will be consistent with their stated investment policies.

2.           EARNEST Partners and its affiliated persons will receive no advisory fee from the A Share Fund in connection with the Funds’ investment in the A Share Fund. EARNEST Partners and its affiliated persons will receive no commissions, fees, or other compensation from a Fund or the A Share Fund in connection with the purchase or redemption by the Funds of Units in the A Share Fund. Units of the A Share Fund will not be subject to a sales load, redemption fee, distribution fee or service fee.

3.           Administrative fees will not be paid by the A Share Fund used by the Funds to EARNEST Partners, or an EARNEST Partners Affiliate.  EARNEST Partners, or an EARNEST Partners Affiliate, will pay any administrative fees on behalf of the A Share Fund used by the Funds.

4.           Each Fund will, at all times, limit its holdings in the A Share Fund to no more than 15% of its net assets.

35 Investment Company Act Release Nos. 30285 and 30314 (November 29, 2012) (notice) and (December 21, 2012) (order).

5.           EARNEST Partners will make the accounts, books and other records of the A Share Fund available for inspection by the Commission staff and, if requested, to furnish copies of those records to the Commission staff.

6.           The A Share Fund will comply with the requirements of the following sections of the 1940 Act, except as noted below: Sections 9, 12, 13, 17(a) (except insofar as relief is provided by the Order), 17(d) (except insofar as relief is provided by the Order), 17(e), 17(f), 17(h), 18, 21, and 36-53 of the 1940 Act and Rule 22c-1 under the 1940 Act as if the A Share Fund were an open-end management investment company registered under the 1940 Act. In addition, the A Share Fund will comply with the requirements of the Rules under Section 17(f) and 17(g) of the 1940 Act. This condition 6 will apply only to the A Share Fund in which a Fund has invested; this condition 6 will not apply to the A Share Fund invested in exclusively by Other Accounts except insofar as necessary for the A Share Fund invested in by a Fund to comply with this condition.

EARNEST Partners will adopt procedures reasonably designed to ensure that the A Share Fund complies with the aforementioned Sections of the 1940 Act and Rules under the 1940 Act. EARNEST Partners will periodically review and periodically update as appropriate such procedures and will maintain books and records describing such procedures, and maintain the records required by Rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the 1940 Act. All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurred, the first two years in an easily accessible place, and will be subject to examination by the Commission and its staff.

7.           To engage in Cross Transactions, the Funds will comply with Rule 17a-7 under the 1940 Act in all respects other than the requirement that the parties to the transaction be affiliated persons (or affiliated persons of affiliated persons) of each other solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common officers, and/or common directors, solely because a Fund and Other Account might become affiliated persons within the meaning of Section 2(a)(3)(A), (B) or (C) of the 1940 Act because of their investments in the A Share Fund.

V.     CONCLUSION

For the foregoing reasons, Applicant submits that the terms of the proposed transactions, as set forth in this Application, will be reasonable and fair, will be consistent with the protection of investors and will not involve overreaching by any person concerned, are appropriate in the public interest, and are consistent with the purposes fairly intended by the policies and provisions of the 1940 Act. Accordingly, the Applicant respectfully requests, pursuant to Sections 6(c) and 17(b) of the 1940 Act, that the Commission, at the earliest practicable date, issue an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

VI.           PROCEDURAL MATTERS

Pursuant to Rule 0-2(c)(1) under the 1940 Act, Applicant hereby states that the officer signing and filing this Application on behalf of the Applicant is fully authorized to do so. Applicant further states that Applicant has complied with all requirements for the execution and filing of this Application.

The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B hereto.

Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

EARNEST PARTNERS LLC

By:  /s/James M. Wilson

Name: James M. Wilson

Title: Chief Compliance Officer

December 19, 2013

EXHIBIT INDEX
Page Number
A	Authorizing Resolutions of EARNEST Partners LLC	38

B	Verification of EARNEST Partners LLC Pursuant to Rule 0-2(d)	39

EXHIBIT A

EARNEST PARTNERS LLC

RESOLUTIONS ADOPTED

Authorization to File Exemptive Order

WHEREAS, EARNEST Partners LLC (“EARNEST Partners”) has determined it appropriate and necessary to file with the Securities and Exchange Commission (the “Commission”) an application for exemptive relief (the “Application”), which would grant an exemption from Section 17(a)(1) and (2) of the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, solely to the extent necessary to permit series of existing or future registered open-end management investment companies or series thereof for which EARNEST Partners (or any person controlling, controlled by, or under common control with EARNEST Partners) acts as investment adviser or sub-adviser, to invest in and purchase and redeem interests of a private fund organized as a New Hampshire investment trust, under the New Hampshire Investment Trust Act, for which EARNEST Partners serves as investment manager (the private fund invests in China A Shares).

RESOLVED, that the Manager of EARNEST Partners hereby authorizes and directs officers of EARNEST Partners, with the assistance of counsel, to prepare and file with the Commission the Application, and any and all amendments thereto, requesting an order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, permitting certain joint transactions; and

FURTHER RESOLVED, that such officers of EARNEST Partners are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolution.

EXHIBIT B

EARNEST PARTNERS LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated December 19, 2013 for and on behalf of EARNEST Partners LLC; that he is Chief Compliance Officer of such company; and that all action by principals and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true in all material respects to the best of his knowledge, information and belief.

By: /s/James M. Wilson Name: James M. Wilson Title: Chief Compliance Officer